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                      MODERN MEDICAL MODALITIES CORPORATION
                            1719 Route 10, Suite 117
                              Parsippany, NJ 07054
                                 (973) 538-9955



                                             December 10, 2001

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                  Re: Modern Medical Modalities Corporation Form SB-2 Registration Statement Filed on September 10, 1999 File No. 333-86931

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), Modern Medical Modalities Corporation, a New Jersey corporation (the "Registrant"), hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") to withdraw the above-referenced registration statement, together with all exhibits, amendments and supplements thereto (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. No securities were sold pursuant to this Registration Statement.

         The Registration Statement was first filed with the Commission on September 10, 1999. The Registration Statement was filed by the Registrant on behalf of its securityholders with whom Registrant entered into a registration rights agreements in connection with the Registrant's sale of its securities. The securities which were the subject of the Registration Statement were sold to Registrant's securityholders over two (2) years ago therefore the shares may be sold pursuant to Rule 144 of the Securities Act of 1933, as amended. By withdrawing the Registration Statement prior to its effectiveness, Registrant will save considerable time and expense in connection with seeking effectiveness of the Registration Statement.

         If you have any questions or comments please feel free to contact us.


                                             Very truly yours,

                                             /s/ Roger Findlay
                                             Roger Findlay
                                             President